Exhibit 99.1

ReneSola Announces Resignation of Chief Financial Officer

Interim Chief Financial Officer Appointed

Shanghai, China, October 27, 2015 – ReneSola Ltd (“ReneSola” or the “Company”) (www.renesola.com) (NYSE: SOL), a leading brand and technology provider of energy-efficient products, today announced that it has accepted Mr. Daniel Lee’s notice of resignation as the Company’s Chief Financial Officer. Mr. Lee will depart after the notice period. Ms. Maggie Ma, the Company’s Vice President of Financial Control, will serve as the interim Chief Financial Officer, after Mr. Lee’s departure.

Xianshou Li, ReneSola’s Chief Executive Officer, said, “We are committed to identifying a highly qualified permanent Chief Financial Officer. In the interim, we are highly confident in Ms. Ma’s ability to manage the Company’s finances effectively.” The Company noted that Mr. Lee’s departure is not related to any issues regarding Company's operations or accounting and financial practices.

Mr. Li added, “We greatly appreciate the contributions Daniel Lee made during his tenure at ReneSola. We respect his decision and wish him the very best in his future endeavors.”

Ms. Maggie Ma has been the Company’s Vice President of Financial Control since October 2013. Ms. Ma joined the Company in February 2011 as its director of internal control. Ms. Ma has more than 17 years of experience in finance and internal control areas, including over 10 years of management experience.

About ReneSola

Founded in 2005, and listed on the New York Stock Exchange in 2008, ReneSola (NYSE: SOL) is an international leading brand and technology provider of energy efficient products. Leveraging its global presence and expansive distribution and sales network, ReneSola is well positioned to provide its highest quality green energy products and on-time services for EPC, installers, and green energy projects around the world. For more information, please visit www.renesola.com.

For investor and media inquiries, please contact:

In China:

Ms. Kerrie Zhang

ReneSola Ltd

Tel: +86 (21) 6280-9180 ext. 106

Email: ir@renesola.com

Mr. Gary Dvorchak, CFA

Blueshirt Group Asia

China: +86 (138) 1079-1480

Email: gary@blueshirtgroup.com

In the United States:

Mr. Ralph Fong

Blueshirt Group

Tel: +1 (415) 489-2195

Email: ralph@blueshirtgroup.com